CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

May 11, 2006                                                                                                                                                                                                                                            Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

DRILLING UNDERWAY AT CORAL’S ROBERTSON, NEVADA USA PROPERTY

Coral Gold Resources Ltd. (the “Company”) has been informed by R.T. McCusker, Consulting Geologist and Qualified Person that the initial drilling program of 2006, $4 million Exploration and Evaluation Program at the Company’s Robertson property in Nevada, USA is underway.

Drilling on the Robertson Property began April 30, 2006, after a series of weather related delays. The drilling program is designed to expand the 39A/Gold Pan mineral resource and test a number of new targets. Drilling began in areas covered by the 2005 amended Plan of Operation. The start-up program consists of 12 RC holes totalling approximately 11,300 ft. with depths ranging from 700 ft. to 900 ft. Currently, two holes have been completed to their target depth and assay results are pending. A new amendment to the Robertson Plan of Operations has been submitted to the Bureau of Land Management and Nevada Department of Environmental Protection. Approval is expected within the next 30 days.

The new amendment covers an additional 33 RC holes and 12 diamond core holes that will focus on expanding known mineral resources and provide samples for new metallurgical and geotechnical studies. Total footage, including the on-going program is estimated to be 40,000 ft. of RC and 12,000 ft. of core drilling. Of this total, six offset holes are planned in the emerging Distal Zone inferred mineral resource, where previous drilling encountered 10 ft. averaging 0.906 oz Au/ton from 800 ft. Offset drilling in 2005 of this hole returned 35 ft. that averaged 0.262 oz Au/ton from 945 ft. The cost of these programs is expected to be $1.5 million.

In addition, Agnico-Eagle (USA) Ltd. has informed the Company of their intention to continue exploration of the Norma-Sass and Lander Ranch-Blue Nugget claim groups as part of the option and earn in agreement with Coral. They intend to carry out a further 15,000 ft. of drilling in 2006.

As part of the $2 million budgeted for exploration for the Lower Plate sequence at Robertson, Coral will do a detailed gravity survey over the western half of the Robertson property in order to define the subsurface geological framework and to locate areas where the upper plate of the Roberts Mountains thrust fault is thinnest. Drilling by the US Geological Survey less than 2,000 ft. from the Robertson claim block intersected limestone in the lower plate of the thrust. In addition, a cluster of surface rock chip samples taken in this area returned anomalous gold values reaching up to 2.0 ppm, arsenic values over 5,000 ppm and numerous samples with mercury values exceeding 2.0 ppm. The highest of these anomalous values occur along a series of NNW striking faults on the Robertson Property. The strike of these faults is similar to that of the near-by Pipeline fault, a major control of mineralization in the Pipeline/South Pipeline deposits. Once the geology and interpreted geophysical data are integrated into sub-surface geologic model, the highest priority deep targets will be drill tested.

Work is also underway on developing the subsurface geological framework and refining drill targets for the alluvial-covered area of lower Triplet Gulch and the Ruf claims. Previous wide spaced drilling in the area has returned numerous ore-grade intersections which have not been followed up. Coral owns a 100% interest in the claims covering Triplet Gulch and a 67% interest in Ruf claims. As part of developing drill targets in this area, Coral is planning approximately 10-line- miles of IP/resistivity (or CSAMT). Preliminary geological work, together with geophysics and follow-up RC drilling are expected to cost $250,000.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Chris Sampson”
Chris Sampson,
VP Exploration

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